EXHIBIT 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS			CDN GAAP
	Q3 2013	2012	2011	2010	2009	2008
	YTD
Excluding interest on deposits
Earnings
Income from continuing operations before income taxes	6,322	8,046	6,753	6,084	4,794	3,950
less: gain from investees	553	442	433	249	102	83

	5,769	7,604	6,320	5,835	4,692	3,867

Fixed charges	972	1,300	1,335	1,575	2,341	2,676

Earnings	6,741	8,904	7,655	7,410	7,033	6,543

Fixed charges
Interest expense	888	1,204	1,252	1,502	2,268	2,611
Estimate of the interest within rental expense	84	96	83	73	73	65

Fixed charges	972	1,300	1,335	1,575	2,341	2,676

Preference security dividend requirements (1)	208	274	274	282	243	130

Fixed charges and preferred dividends	1,180	1,574	1,609	1,857	2,584	2,806

Ratio of earnings to fixed charges	6.94	6.85	5.73	4.70	3.00	2.45

Ratio of earnings to fixed charges and preferred dividends	5.71	5.66	4.76	3.99	2.72	2.33

Including interest on deposits

Earnings
Income from continuing operations before income taxes	6,322	8,046	6,753	6,084	4,794	3,950
less: gain from investees	553	442	433	249	102	83

	5,769	7,604	6,320	5,835	4,692	3,867

Fixed charges	5,682	7,247	6,924	8,343	10,680	14,807

Earnings	11,451	14,851	13,244	14,178	15,372	18,674

Fixed charges
Interest expense	5,598	7,151	6,841	8,270	10,607	14,742
Estimate of the interest within rental expense	84	96	83	73	73	65

Fixed charges	5,682	7,247	6,924	8,343	10,680	14,807

Preference security dividend requirements (1)	208	274	274	282	243	130

Fixed charges and preferred dividends	5,890	7,521	7,198	8,625	10,923	14,937

Ratio of earnings to fixed charges	2.02	2.05	1.91	1.70	1.44	1.26

Ratio of earnings to fixed charges and preferred dividends	1.94	1.97	1.84	1.64	1.41	1.25

Note (1) Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities